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                                                                       EXHIBIT 5


            SPECIAL COMMITTEE OF METRIKA SYSTEMS BOARD OF DIRECTORS ADVISES STOCKHOLDERS TO REJECT THERMO INSTRUMENT TENDER OFFER


Metrika Systems Corporation (ASE:MKA) today announced that the Special Committee of its Board of Directors, which consists of the sole director of having no affiliation with Thermo Instrument Systems Inc. or its parent, Thermo Electron Corporation, is recommending that shareholders reject the $9.00 per share cash tender offer (the "Offer") made by Thermo Instrument on March 31, 2000 and not tender their shares pursuant to the Offer. The Special Committee has determined that the $9.00 per share price is an inadequate price to be paid to the shareholders other than Thermo Electron and its affiliates (including Thermo Instrument). The Special Committee strongly urges each shareholder to read the factors considered by the Special Committee in the company's Schedule 14D-9, which has been filed today with the Securities and Exchange Commission and mailed to shareholders.